# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IN8BIO, INC., CIK 0001740279
CUSIP: 45674E109
Title of class of securities: Common Stock, $0.0001 Par Value Per Share
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, New York (NY), 10118
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-019862
Filed by CIK 0001830914

## Reporting persons
- William Tai-Wei Ho: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,843,301; shared voting power 255,499; sole dispositive power 3,843,301; shared dispositive power 145,999; aggregate amount beneficially owned 4,098,800 (5.6% of the class)

## Item 1. Issuer
Name of issuer: IN8BIO, INC.
Address of issuer's principal executive offices: EMPIRE STATE BUILDING, 350 5TH AVENUE, SUITE 5330, NEW YORK, NY, 10118.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by William Tai-Wei Ho (the "Reporting Person").
Address of principal business office or, if none, residence:
c/o IN8bio, Inc.
Empire State Buildiing
350 5th Avenue, Suite 5330
New York, NY 10118
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and is incorporated by reference.

Consists of (i) 2,548,144 shares of Common Stock held of record by the Reporting Person, (ii) 145,999 shares of Common Stock held of record by the Reporting Person's two minor children, (iii) 109,500 shares of Common Stock held of record by certain other relatives of the Reporting Person, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy, pursuant to voting agreements between the Reporting Person, the Issuer, and such stockholders, and 1,295,157 shares of Common Stock underlying outstanding options held by the Reporting Person that are immediately exercisable or will be immediately exercisable within 60 days of December 31, 2024.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of Common Stock beneficially owned by the Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based on dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 72,483,253 shares of Common Stock outstanding as of as of November 11, 2024 as reported by the Issuer on its Form 10-Q, dated and filed with the Securities and Exchange Commission on November 12, 2024, and (ii) 1,295,157 shares of Common Stock underlying outstanding options held by the Reporting Person that are immediately exercisable or will be immediately exercisable within 60 days of December 31, 2024.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to directthe vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William Tai-Wei Ho: /s/ William Tai-Wei Ho, William Tai-Wei Ho (02/14/2025)